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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Alamosa Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

011589 10 8

(Cusip Number)

C. Jedson Nau
100 Crescent Court,
Suite 1700
Dallas, Texas 75201
(214) 756-6100
(214) 756-6212 (fax)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 011589 10 8			Page 2 of 13

1.	Name of Reporting Person: Caroline Hunt Trust Estate		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,982,506

		8.	Shared Voting Power: 603,974

		9.	Sole Dispositive Power: 5,982,506

		10.	Shared Dispositive Power: 603,974

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,586,480

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 5.8%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 011589 10 8			Page 3 of 13

1.	Name of Reporting Person: The Rosewood Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 603,974

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 603,974

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 603,974

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 011589 10 8			Page 4 of 13

1.	Name of Reporting Person: Rosewood Financial, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 603,974

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 603,974

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 603,974

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 011589 10 8			Page 5 of 13

1.	Name of Reporting Person: Rosewood Management Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 383,886

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 383,886

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 383,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 011589 10 8			Page 6 of 13

1.	Name of Reporting Person: Fortress Venture Capital II, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 383,886

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 383,886

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 383,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. — 011589 10 8	Page 7 of 13 Pages

     This Amendment No. 5 to Schedule 13D (the “Schedule 13D”) filed by (i) Caroline Hunt Trust Estate (“CHTE”), (ii) The Rosewood Corporation (“Rosewood”), (iii) Rosewood Financial, Inc. (“Financial”), (iv) Fortress Venture Capital II, L.P. (“Fortress”), and (v) Rosewood Management Corporation (“Management” and together with CHTE, Rosewood, Financial, and Fortress, the “Reporting Persons”) relates to the common stock, par value $0.01 (the “Shares”) of Alamosa Holdings, Inc., a Delaware corporation (“Almosa”), and is being filed to amend and supplement Items 3, 4, 5 and 6.

     Unless otherwise indicated, each capitalized term used, but not otherwise defined, herein, shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits and Attachments is hereby expressly incorporated by reference and the responses to each item of this Amendment No. 5 are qualified in their entirety by the provisions of such Exhibits and Attachments.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and supplemented as follows:

     Since the filing of the last amendment to this Schedule 13D, CHTE has sold 909,000 Shares pursuant to the CHTE Trading Plan dated December 10, 2003, as amended in March 2004. CHTE has made sales as set forth in Item 5 below within the 60 days preceding the filing of this Amendment No. 5 as part of the sales. Since the filing of the last amendment to this Schedule 13D, Fortress has sold 145,000 Shares pursuant to the Fortress Trading Plan dated December 12, 2003, as amended in March 2004. Fortress has made sales as set forth in Item 5 below within the 60 days preceding the filing of this Amendment No. 5 as part of the sales.

Item 4. Purpose of the Transaction

     Item 4 is hereby amended and supplemented as follows:

     As previously disclosed, CHTE and Fortress have authorized and made sales pursuant to Rule 10B5-1 Sales Plans, and all sales reported in this filing have been made pursuant to such plans.

     On December 10, 2003, CHTE entered into a Rule 10b5-1 Sales Plan for Alamosa Holdings, Inc. (the “2003 CHTE Trading Plan”) with Citigroup Global Markets, Inc. (“Citigroup”) and amended such plan in March 2004. The 2003 CHTE Trading Plan is intended to comply with the requirements of Rule 10b5-1(c) and permits sales to be made through Citigroup beginning January 1, 2004 in accordance with the terms of Rule 145 under the Securities Act of 1933 and the terms of the 2003 CHTE Trading Plan. The 2003 CHTE Trading Plan provides for sales of a portion of the Shares held by CHTE at specified prices. CHTE has adopted the 2003 CHTE Trading Plan for diversification and liquidity purposes. Within the requirements of Rule 10b5-1(c), CHTE may modify the 2003 CHTE Trading Plan from time to time or terminate the 2003 CHTE Trading Plan in accordance with its terms.

     On December 12, 2003, Fortress entered into a Rule 10b5-1 Sales Plan for Alamosa Holdings, Inc. (the “2003 Fortress Trading Plan”) with Citigroup and amended such plan in

CUSIP No. — 011589 10 8	Page 8 of 13 Pages

March 2004. The 2003 Fortress Trading Plan is intended to comply with the requirements of Rule 10b5-1(c) and permits sales to be made through Citigroup beginning January 1, 2004 in accordance with the terms of Rule 145 under the Securities Act of 1933 and the terms of the 2003 Fortress Trading Plan. The 2003 Fortress Trading Plan provides for sales of a portion of the Shares held by Fortress at specified prices. Fortress has adopted the 2003 Fortress Trading Plan for diversification and liquidity purposes. Within the requirements of Rule 10b5-1(c), Fortress may modify the 2003 Fortress Trading Plan from time to time or terminate the 2003 Fortress Trading Plan in accordance with its terms.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and supplemented as follows:

     The responses of the Reporting Persons to Items 7, 8, 9, 10, 11 and 13 on the cover pages of this statement and Attachment A relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. The Reporting Persons indicating group status beneficially own 6,970,366 shares or 6.2% of the outstanding Shares of Alamosa in the aggregate. The Reporting Persons indicating group status or shared voting power herein have done so by reason of their parent/subsidiary relationships only, and have no agreement, arrangement or understanding with regard to the Shares. CHTE, Rosewood and Financial disclaim beneficial ownership of any shares held by Management or Fortress, and Management and Fortress disclaim beneficial ownership of any Shares held by CHTE, Rosewood or Financial.

     Except as set forth below and in Attachment A hereto, no Reporting Person nor, to their knowledge, any person identified on Attachment A, has effected any transactions in Shares during the preceding 60 days.

     The sales set forth below were made by CHTE in open market transactions pursuant to the 2003 CHTE Trading Plan.

Date	Shares Sold	Share Price
8/19/04	38,000	$8.4500
9/27/04	199,000	$7.4231
10/04/04	29,000	$7.95

     The sales set forth below were made by Fortress in open market transactions pursuant to the 2003 Fortress Trading Plan.

Date	Shares Sold	Share Price
8/19/04	5,000	$8.4800
9/27/04	35,000	$7.4086
10/04/04	3,000	$7.98

CUSIP No. — 011589 10 8	Page 9 of 13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and supplemented as follows:

     Other than as disclosed above or pursuant to Attachment A hereto, no Reporting Person nor, to their knowledge, any of the person listed on Attachment A, is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

CUSIP No. — 011589 10 8	Page 10 of 13 Pages

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2004

CAROLINE HUNT TRUST ESTATE

By:	/s/ Don W. Crisp

Don W. Crisp, Trustee

THE ROSEWOOD CORPORATION

By:	/s/ C. Jedson Nau

C. Jedson Nau, Senior Vice President

ROSEWOOD FINANCIAL, INC.

By:	/s/ C. Jedson Nau

C. Jedson Nau, Senior Vice President

FORTRESS VENTURE CAPITAL II, L.P.

By:		ROSEWOOD MANAGEMENT
CORPORATION, its General Partner

	By:	/s/ C. Jedson Nau

C. Jedson Nau, Senior Vice President

ROSEWOOD MANAGEMENT CORPORATION

By:	/s/ C. Jedson Nau

C. Jedson Nau, Senior Vice President

CUSIP No. – 011589 10 8	Page 11 of 13 Pages

Attachment A

The Trustee and Advisory Board Members of
Caroline Hunt Trust Estate (“CHTE”) and the Directors and
Executive Officers of Certain CHTE Subsidiaries

Present
	Present Business	Principal	Amount of
Name and Position	Address	Occupation	Securities (1)	Date Acquired	Price Per Share	Type of Transaction	Pledged
Schuyler B. Marshall*, President of Rosewood and director and executive officer of Financial and Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	President of Rosewood	28,000 79,500 500 5,714 3,670 13,375 23,421 3,000 76,818 15,000 13,000 6,000 6,000 15,250 1,000 1,000 4,554 1,000 4,040	02/14/01 02/14/01 02/14/01 02/28/01 02/27/02 04/29/02 01/06/03 03/04/03 03/31/03 06/30/03 06/30/03 09/30/03 12/31/03 12/31/03 03/31/04 06/30/04 06/30/04 09/30/04 09/30/04	$ $ $ $ $ $ $ $ $ $ $ $ $ $ $ $	17.00 (2 (2 10.50 3.52 4.99 0.57 (4 0.36 1.53 1.53 3.75 4.01 4.01 5.04 7.35 7.35 7.64 7.64	(2) ) ) )	Director options (3)(2)
 (2) as trustee
Director options
Director options
Director options
Director options
(4) as trustee
Director options
 Director options
Director options
Director options
 Director options
  Director options
						Director options	No for all.

Susan L. Fish,* Senior vice president and chief financial officer of Rosewood and director and executive officer of Financial	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Senior vice president and chief financial officer of Rosewood	7,183	02/14/01	(2)	(2)	No

Attachment A

CUSIP No. — 011589 10 8	Page 12 of 13 Pages

		Present
	Present Business	Principal	Amount of
Name and Position	Address	Occupation	Securities (1)		Date Acquired	Price Per Share		Type of Transaction	Pledged
C. Jedson Nau, Senior vice president and general counsel of Rosewood and executive officer of Financial and Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Senior vice president and general counsel of Rosewood	4,000		02/14/01	(2)		(2)	No

Stephen H. Sands,* Director of Rosewood and Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Director of Rosewood	3,365 4,500	(8)	02/14/01 02/14/01	(2 (2	) )	(2) (2) as trustee	No for all.

Laurie Sands Harrison Director of Rosewood and Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Director of Rosewood	75,231 4,500		02/14/01 02/14/01	(2 (2	) )	(2) (2) as trustee	No for all.

David K. Sands, * Director of Rosewood and Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Director of Rosewood	67,731 1,500 1,500 1,500	(9)	02/14/01 02/14/01 04/21/03 04/23/03	(2 (2 (6 (6	) ) ) )	(2) (2) as trustee (6) as trustee (6) as trustee	No for all.

Patrick B. Sands, Director of Rosewood and Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Director of Rosewood	44,279 3,000 1,500		02/14/01 02/14/01 10/08/03	(2 (2 (7	) ) )	(2) (2) as trustee (7) as trustee	No for all.

John M. Dziminski, Senior vice president of Rosewood and executive office and director of Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	President of Management	14,810 1,200 2,000 2,000 3,000		02/14/01 06/13/02 06/14/02 06/19/02 12/02/03	(2) $1.45 $1.32 $1.32 $3.60		(2) open market open market open market open market	Yes No No No No

Tom Hunt, member of the advisory board of CHTE	5000 Thanksgiving Tower, Dallas, Texas 75201	Chairman of the board and director of Hunt Petroleum Corporation and the management of personal and family interests	(5)		(5)	(5)		(5)	No

Charles P. Summerall, member of the advisory board of CHTE	16475 Dallas Parkway, Dallas, Texas 75252	Management of personal and family interests	(5)		(5)	(5)		(5)	No

Don W. Crisp,* Trustee of CHTE, member of the advisory board of CHTE, Chairman of the Board of Rosewood and director of Financial and Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Chairman of the Board of Rosewood	27,429 5,000		02/14/01 06/14/02	(2) $1.11		(2) open market	No for all.

Ken D. Mindell, executive officer of Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Senior vice president of Management	8,000		02/14/01	(2)		(2)	No

Attachment A

CUSIP No. – 011589 10 8	Page 13 of 13 Pages

(1)	Each of the share amounts listed below represent less than 1% of the outstanding shares of Common Stock. Each person listed below has the sole voting power of the shares identified for such person.

(2)	Acquired as Merger Shares.

(3)	Received as a result of the merger of Old Alamosa and Alamosa in exchange for an employee stock option to acquire 28,000 shares of Old Alamosa for $17.00 per share.

(4)	Mr. Marshall became successor trustee for trusts for the benefit of two children of David Sands due to the death of the prior trustee; Mr. Marshall disclaims beneficial ownership of such shares and has no pecuniary interest in such trusts.

(5)	These persons directly own no shares of Common Stock.

(6)	Mr. Sands became successor trustee for trusts for the benefit of two children of Bunker Sands due to the death of the prior trustee.

(7)	Mr. Sands became successor trustee for a trust for the benefit of a minor child of Laurie Harrison due to the death of the prior trustee.

(8)	Mr. Sands sold 9,000 shares on September 27, 2004 and 4,000 shares on October 4, 2004 pursuant to a disposition plan pursuant to Rule 10b5-1(c) at a price per share of $7.4333 and $7.98.

(9)	Mr. Sands sold 4,000 shares on October 4, 2004 pursuant to a disposition plan pursuant to Rule 10b5-1(c) at a price per share of $7.98.

* Designates a person who has adopted a disposition plan pursuant to Rule 10b5-1(c).